

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 5, 2007

Mr. Ashraf M. Dahod
President and Chief Executive Officer
Starent Networks, Corp.
30 International Place
Tewksbury, MA 01876

      Re: Starent Networks, Corp.
             Registration Statement on Form S-1
             Filed March 6, 2007

             Amendment No. 1 to Registration Statement on Form S-1
             Filed March 22, 2007
             File No. 333-141092

Dear Mr. Dahod:

      We have reviewed your filings and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

2.   Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

3.   Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

4.   We note the industry and market data cited throughout the document and as specifically referenced on page 114. Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

        Please provide similar support for other qualitative and quantitative statements regarding your business and/or industry. We note, for example, your assertion that you are "a leading provider of infrastructure solutions" on page 1 of the prospectus and the claim on your website that you are "the" leading provider. Also revise to indicate by what measure you define "leading," be it by revenues, market share, or some other standard.

Prospectus Summary, page 1

5.   Your document is somewhat difficult to understand due to your substantial reliance on technical and business jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to reduce the amount of jargon throughout the rest of the prospectus. Where you retain such terms, explain terms which are either highly technical in nature, or whose meaning is not readily apparent. We note, by way of example only, the references to "packet core network," "mobility management," "call control," "access-independent," "packet-based multimedia infrastructure," "scalable" and "throughput" in your summary. As another example, rather than use the vague term "solutions," briefly summarize in plain English the hardware and software products and services you offer. In this regard, the description of your hardware and software products and the ways in which you earn revenues in the Overview section of your MD&A is easier to understand than your summary disclosure.

6.   When disclosing your revenues and net income in 2006 in the third paragraph under "Overview," also provide balanced disclosure of your accumulated deficit and the fact that the majority of your net income in 2006 was attributable to interest income.

7.   Your disclosure indicates that all outstanding shares of your convertible preferred stock will convert into common stock upon the closing of the IPO. In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock. Also revise to disclose the conversion ratios and clarify that the preferred shares automatically convert to common stock upon the completion of the offering rather than at the option of the preferred shareholders.

Risk Factors, page 7

Claims by others that we infringe their proprietary technology…, page 21

8.   The disclosure in this risk factor discussion appears inconsistent with the last paragraph under "Legal Proceedings" on page 75. Please explain why you do not expect that the ultimate costs to resolve the legal matters will have a material adverse effect on your financial position, result of operations or cash flows in light of the risk factor disclosure that an adverse result in the patent infringement lawsuits "may require [you] to pay substantial damages" and "may force [you] to limit or cease development, manufacturing and sales" of your product. Also ensure that you provide quantified disclosure of the relief sought by UTStarcom. Further, please keep us informed about the progress of the litigation described in this section and update your disclosure accordingly.

Use of Proceeds, page 28

9.   Your disclosure in this section indicates that the proceeds from this offering "may" be used to financing your growth, developing new products, etc., while you state in "Liquidity and Capital Resources" that you "expect to utilize the proceeds of this offering to expand [y]our business, markets and offerings." Please revise to clarify your intention with respect to the use of proceeds. To the extent that you do not have any specific plans for the proceeds, then discuss the principal reasons for pursuing the offering at this time. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

10.   We note your efforts to penetrate the GSM/UMTS market. Please expand upon this by discussing the perceived impact that further penetration into the GSM/UMTS market will have on the company's financial condition and results of operation on a forward-looking basis. In this regard, we note the risk factor disclosure on page 10 ("…we intend to devote significant sales and marketing resources to further penetrate the GSM/UMTS market.") and believe that the risk factor disclosure should be elaborated upon from a financial point of view in the Overview section.

11.   Please expand your discussion of operations to include the changes in your relationship with Nortel Networks in 2006 and any trends in revenue that may result from a subsequent loss of business with Nortel Networks. Refer to the guidance in Financial Reporting Codification Section 501.02. In doing so, please address management's assessment as to whether and how the company can continue to sustain its growth without this relationship in place.

12.   Also, please expand the discussion of stock compensation on pages 38 through 40 to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Application of Critical Accounting Policies and Use of Estimates, page 37

13.   Please tell us how you determine VSOE and provide us with a description of the types of arrangements that typically result in deferral of revenue. Also tell us in detail how you account for future upgrades.

14.   Revise your critical accounting policies disclosure to quantify the impact of estimates on VSOE and disclose the amount of deferred revenue and costs deferred on transactions for which VSOE cannot be determined. Also disclose the types of arrangements that typically result in the deferral of revenue. Please revise your accounting policy for revenue recognition on page F-10 accordingly.

Results of Operations, page 43

15.   You indicate under "Research and development" that you intend to invest significantly in your research and development efforts. Likewise, you state under "Sales and marketing" and "General and administrative" that you expect these expenses to increase. To the extent practicable, please quantify the amount by which you expect these three areas to increase or otherwise indicate the magnitude of the anticipated increase in expenses.

16.   Please include a comparison of net income for all appropriate periods.

Liquidity and Capital Resources, page 54

17.   Although we note that you will have sufficient funds to meet your cash requirements for "at least the next twelve months," please provide a discussion regarding the company's ability to meet its long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient. In this regard, please address when you may require additional capital from equity or debt financing in the future to fund your operations, as mentioned the risk factor on page 18.

Change in Accountants, page 58

18.   We note that you restated your financial statements subsequent to the dismissal of Ernst &
        Young LLP and that PricewaterhouseCoopers LLP reaudited the 2003 financial statements.
        Please expand the disclosure to describe the nature of the restatement.

Business, page 59

Customers, page 70

19.   We note the disclosure of your revenues based on your customers' geographical locations.
        Please provide all of the other information about geographic areas required by Item 101(d)
        of Regulation S-K.

20.   Identify the mobile operator that accounted for a majority of your sales to Nortel Networks
        in 2006, or more than 20% of your revenues in 2006.

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

Components of our Executive Compensation Program, page 84

21.   We note that Mr. Kahhale is not compensated on the same general basis as the other named
        executive officers with respect to cash bonuses but instead receives commissions based on
        your worldwide bookings and payments for orders. Please expand the discussion of these
        bonus payments to clarify when they are paid and also to address how they are determined
        and why and how the company believes this particular structure satisfies the company's
        overall compensation objectives.

Principal and Selling Shareholders, page 100

22.   Please disclose the natural person or persons who exercise the sole or shared voting and/or
        dispositive powers with respect to the shares held by shareholders that are not natural
        persons. Note that you should identify all natural persons who may be deemed to
        beneficially own the shares, such as all of the managing directors of Highland Management.

23.   Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-
        dealers. We may have further comments after reviewing your response.

Experts, page 114

24.   Refer to your disclosure of common stock valuation on pages 39 and F-14. Please revise
        the disclosure on page 114 to identify the independent valuation firm, Gordon Associates,
        Inc., which provided valuations of your common stock.

Financial Statements
Note 3 – Summary of Significant Accounting Policies, page F-7

25.   Refer to your revenue recognition policy on page F-10. We note on page 71 that you grant
        Verizon Wireless non-exclusive, non-transferable, perpetual, worldwide licenses to several
        software features in your products in exchange for up-front license fees. Please tell us and
        disclose your revenue recognition policy for this arrangement.

26.   Tell us how you determined the fair value of your common stock for restricted stock and
        stock options granted in 2006 through the date of your response letter. Describe in detail
        the valuation methodology and significant assumptions that you used in estimating the fair
        value. In order to help us evaluate your estimates, please provide a schedule showing for
        each option, or group of similar options:

        • the grant date;
        • the grantee;
        • vesting terms;
        • exercise price;
        • estimated fair value of the option and the underlying common stock;
        • the total amount of compensation cost; and
        • the amount recognized as expense.

        We may have additional comments when you disclose the anticipated offering price.

27.   Also, please provide us with an analysis that compares the estimated fair value of your
        common stock to issuances of preferred stock in 2006 and tell us how the preferred stock
        issuances impacted your determination of the fair value of your common stock.

28.   Please tell us how you determined that the significant event of receiving a purchase order
        from one of the world's largest GSM operators in June 2006 only impacted the fair value of
        your common stock by less than 20%.

Note 11 – 2000 Stock Incentive Plan, page F-23

29.   Please expand the disclosure on page F-25 to include stock option activity for all periods
        presented.

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: *Via Facsimile: (617) 526-5000*
        Mark G. Borden, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP